SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 28, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
28 November 2011

Number:
35/11

SENIOR EXECUTIVE CHANGES

BHP Billiton today announced changes to its senior management team:

• Alex Vanselow, Group Executive and Chief Financial Officer, will retire from BHP Billiton at the end of February 2012. He will be succeeded by Graham Kerr, recently President of Diamonds and Specialty Products; and
• Mike Henry, President of Marketing, will join the Group Management Committee as Group Executive and Chief Marketing Officer, reporting to the Chief Executive Officer, Marius Kloppers.

Mr Vanselow, who has decided to pursue personal business interests, joined the Company in 1989 and was appointed Chief Financial Officer in 2006.

BHP Billiton Chief Executive Officer, Marius Kloppers, said both the Board and the entire executive team extended their thanks to Mr Vanselow and acknowledged his significant contribution.

“Alex has served the Company with distinction over many years and in particular during his time as the Company’s Chief Financial Officer and as a key member of my management team. We will miss his wise counsel, but we understand his decision to pursue other interests and wish him well. He will be an honoured member of BHP Billiton’s alumni.”

Mr Vanselow will remain with BHP Billiton until the end of February 2012 to ensure a smooth transition to his successor, Graham Kerr. Mr Kerr will join the Group Management Committee immediately, and will officially assume the role of Chief Financial Officer from 1 January 2012. He will be based in Melbourne, reporting to the Chief Executive Officer.

Mr Kerr joined what was then BHP in 1994. He served in a wide range of finance and treasury roles before departing BHP Billiton at the end of 2004 for a brief stint in another resources company. He rejoined BHP Billiton in 2006, and until recently was President of the Diamonds and Speciality Products Customer Sector Group based in Vancouver, Canada.

BHP Billiton’s President of Marketing, Mike Henry, will join the enlarged Group Management Committee as Group Executive and Chief Marketing Officer, reporting to the Chief Executive Officer, effective immediately. He will continue to be based in Singapore.

Mr Henry joined BHP Billiton in 2003 from Mitsubishi Corporation, where he served in a variety of commercial roles. He was appointed President of Marketing in 2010. Prior to that appointment he had responsibility for the marketing of a variety of commodities including Petroleum, Energy Coal and Uranium, and has also overseen BHP Billiton’s freight operations.

Mr Kloppers welcomed both appointments to the Group Management Committee.

“Graham and Mike have made outstanding contributions to our organisation in a variety of roles and the senior leadership group welcomes them to the Group Management Committee.”

The termination arrangements for Alex Vanselow are consistent with the Group’s long established policy. Awards previously made to Mr Vanselow under the five year long term incentive plan will be pro-rated (reduced) to reflect his period of service from the date of grant to the date of departure. Those awards must be held for the duration of the performance period and will only vest if the performance hurdles are satisfied. No award will be made to Mr Vanselow in respect of FY2012.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Samantha Stevens
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Stevens@bhpbilliton.com

Kelly Quirke
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom and Americas

Ruban Yogarajah
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Americas

Scott Espenshade
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : November 28, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary